EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF FISERV, INC.

Name under which Subsidiary does Business	Jurisdiction of Incorporation
CardConnect, LLC	Delaware
Checkfree Services Corporation	Delaware
Concord EFS, Inc.	Delaware
First Data Corporation	Delaware
First Data Hydra Holdings LLC	Delaware
First Data International LLC	Delaware
First Data Merchant Services LLC	Florida
First Data Resources, LLC	Delaware
Fiserv Funding, LLC	Delaware
Fiserv Solutions, LLC	Wisconsin
ITI of Nebraska, Inc.	Nebraska